SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                AQUENTIUM, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.005 PAR VALUE
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                         (Title of Class of Securities)


                                   03840C 10 1
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                                 (CUSIP Number)


                              ROBERT N. WEINGARTEN
                              ARIES VENTURES INC.
                         28720 CANWOOD STREET, SUITE 207
                          AGOURA HILLS, CALIFORNA 91301
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.038402 10 1                     13D                   Page 1 of 3 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ARIES VENTURES INC.
     84-0987840
________________________________________________________________________________
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,250,000 SHARES (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    NONE
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,250,000 SHARES (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    NONE

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.4%(2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________


(1) The share amounts listed above include immediately exercise warrants to purchase 250,000 shares of the Aquentium, Inc.'s common stock beneficially held by Aries Ventures Inc.

(2) The percentage calculation listed above assumes the exercise of all warrants beneficially held by Aries Ventures Inc. (but not the exercise of stock options or warrants held by others) pursuant to the applicable rules and regulations of the Securities and Exchange Commission.


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.038402 10 1                     13D                   Page 2 of 3 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

Common stock, $0.005 par value

Mark Taggatz, President, Chief
  Executive Officer and Chief
  Financial Officer
Aquentium, Inc.
31500 Grape Street
Suite 3401
Lake Elsinore, California  92532

________________________________________________________________________________
Item 2.  Identity and Background.

(a) through (f). This statement is being filed by Aries Ventures Inc., a Nevada corporation ("Aries"). Aries is an investment and holding company with its office and principal place of business at 28720 Canwood Street, Suite 207, Agoura Hills, California 91301.

During the past five years, neither Aries Ventures Inc., nor any of its officers or directors, has been (1) convicted in any criminal proceedings, or (2) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The securities were acquired pursuant to a Share Agreement dated February 19, 2002. No part of the purchase price for the securities was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Effective February 19, 2002, Aries agreed to settle all outstanding debts and claims that it had against WaterPur International, Inc., a Delaware corporation, now known as Aquentium, Inc. ("Aquentium"), by exchanging 7,900,004 shares of Aquentium preferred stock for 1,000,000 shares of Aquentium common stock and warrants to purchase 250,000 shares of Aquentium common stock exercisable for a period of three years at $1.00 per share. Aries received anti-dilution protection with respect to the common stock, which is calculated separately on December 31, 2002 and 2003, as long as Aries continues to own such shares, and if the aggregate market value of Aquentium's common stock and the common stock of any Aquentium spin-offs owned by Aries is less than $12,000,000. If the aggregate market value of the 1,000,000 shares of Aquentium common stock received by Aries, combined with the aggregate market value of any common stock received by Aries through one or more spin-off transactions that Aquentium may conduct, is less than $12,000,000, then Aries will be entitled to receive without the payment of any additional consideration, a sufficient number of newly-issued common shares of Aquentium such that Aries will own 10% of the outstanding shares of Aquentium common stock.

In conjunction with this settlement, the acquisitions previously effected by WaterPur International, Inc. on May 10, 1999 were rescinded, and WaterPur International, Inc. acquired Aquentium, Inc., an investment and holding company incorporated in the state of Nevada, in a reverse merger transaction and changed its name to "Aquentium, Inc."

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Aries acquired its securities in Aquentium as an investment. Aries has no representation in the management or Board of Directors of Aquentium. Aries has no current plans to acquire any additional securities of Aquentium. Aries will periodically evaluate Aquentium's business and prospects, and based upon future developments (including, without limitation, the performance of Aquentium's common shares in the market, the working capital requirements of Aries, and the alternative uses of Aries' funds, as well as the performance of the securities markets and economic conditions in general), Aries may, from time to time, dispose of all or a portion of such shares held by it, or cease selling such shares. Any sales may be in the open market or pursuant to privately-negotiated transactions or otherwise.

Except as otherwise described herein, Aries has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of Item 4.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) As of January 30, 2003, Aries beneficially owned 1,250,000 shares of common stock of Aquentium (including 250,000 shares represented by immediately exercisable common stock purchase warrants), which constitutes 17.4% of Aquentium's 6,936,763 shares of common stock outstanding on such date, as calculated pursuant to the rules and regulations of the Securities and Exchange Commission. This calculation was made pursuant to information contained on page 24 of Aquentium's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002, as filed with the Securities and Exchange Commission

(b) Aries has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, of the 1,250,000 shares of Aquentium owned by it.

(c) All of the securities reported on this Schedule 13D were acquired pursuant to the Share Agreement dated February 19, 2002. Aries has not effect any transactions in the securities of Aquentium between February 19, 2002 and the date of filing of this Schedule 13D with the Securities and Exchange Commission.

(d) Not applicable.

(e) Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Aries and any person with respect to the securities of Aquentium, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Pursuant to Paragraph 4 of the Share Agreement dated February 19, 2002, the agreed-upon restrictions with respect to the ability of Aries to sell its shares of common stock of Aquentium expired on December 31, 2002.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


None.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         APRIL 24, 2003
                                        ----------------------------------------
                                                         (Date)


                                         /s/ ROBERT N. WEINGARTEN
                                        ----------------------------------------
                                                       (Signature)

                                         ROBERT N. WEINGARTEN
                                         PRESIDENT
                                         ARIES VENTURES INC.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).